

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Stevens M. Sadler
Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, VA 23235

>   **Re: Allegiancy, LLC**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed October 16, 2013**
>   **File No. 024-10354**

Dear Mr. Sadler:

We have reviewed Amendment no. 2 to your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that throughout your offering statement you indicate that you are offering an indeterminate number of Class B Units. Please revise your disclosure as appropriate to identify an amount of Class B Units being offered based on a reasonable good-faith estimate of the maximum amount of Class B Units that you will need to cover the conversions. Please refer to Securities Act Rules Compliance & Disclosure Interpretation Question 213.01. In addition, please revise your legal opinion as appropriate.

2.   We note your response to comment 7 of our comment letter dated August 26, 2013. We also note your revisions throughout your offering statement to indicate that the offering will terminate on the later of the date which is 60 days after the date on which the minimum number of offered units is reached or January 31, 2014. However, because the minimum offering amount could be reached after January 31, 2014, this does not provide a definite date by which the offering will terminate. Please revise your disclosure

throughout your offering statement to indicate a definite date by which the offering will terminate. In addition, please revise your disclosure in your "Summary of the Offering Circular" section to include disclosure regarding the offering termination date.

Part I – Notification, page ii

Item 1. Significant Parties, page ii

3.   We note your response to comment 4 of our comment letter dated August 26, 2013. We note that for several entities you indicate that Stevens Sadler and Christopher Sadler "each, indirectly, have share voting and investment power with respect to one-half of the limited liability company interests." Please revise your disclosure to clarify whether Christopher Sadler and Stevens Sadler each exercise control over one-half of the limited liability company interests or whether they share control over one-half of the limited liability company interests. In addition, for the entities where both Stevens Sadler and Christopher Sadler control a portion of the voting and investment power, please revise to separately identify the percentage interest controlled by each.

Part II – Offering Circular, page i

Securities Offered, page 7

4.   Please revise your disclosure here to disclose the number of authorized Class A Units.

No Reporting Requirements under the Exchange Act of 1934, page 10

5.   We note your disclosure here and elsewhere that you do not intend to list the Class A Units on an exchange and that you do not anticipate a public market developing for your Class A Units. Please revise your disclosure throughout your offering statement to also discuss your intention with regard to the public market for your Class B Units, including whether you intend to list the Class B Units on an exchange and whether you anticipate a public market developing for your Class B Units.

We do not anticipate a public market developing and our Offered Units . . . , page 18

6.   We note your statement that "[s]ales of [y]our Offered Units may be made, subject to the foregoing transfer restrictions, in negotiated transactions that may be facilitated by [y]our dealer-manager." Please revise your disclosure to clarify, if true, that members are not required to sell Class A Units through your dealer-manager.

Marketing of Offered Units and Compensation of our Dealer-Manager . . . , page 21

7.   We note your disclosure regarding the right of first refusal of your dealer-manager. Please file as an exhibit to this offering statement the agreement containing this right of first refusal or tell us why you believe you are not required to file it. Please refer to Item 2(1) of Part III of Form 1-A.

Biographical Information, page 30

8.   We note your disclosure on page 39 regarding the obligations of Messrs. Sadler to other entities. For example only, we note that Messrs. Sadler sponsor additional real estate investments through REVA Catalyst Manager, LLC. However, we note that the description of the business experiences of Messrs. Sadler starting on page 30 does not include a discussion of this experience. Please revise your disclosure as appropriate or advise.

Capitalization, page 35

9.   We note your response to comment 18 of our comment letter dated August 26, 2013. Based on Item 10(b) of Offering Circular Model B of Form 1-A, we reissue this comment. Please revise your disclosure in the ownership tables to reflect the ownership of Stevens Sadler, Christopher Sadler and your directors and officers as a group to reflect their ownership interests by virtue of their relationships to Continuum Capital, LLC and Chesapeake Realty Advisors, LLC or advise. In addition, please revise the titles of Stevens Sadler and David Moore to reflect the additional manager appointments that have been made.

Contribution Agreement, page 38

10.   We note your response to comment 2 of our comment letter dated August 26, 2013. We also note your disclosure regarding the closing conditions pursuant to the contribution agreement on page 38. Please revise your discussion to identify the referenced "obligations" of the contributor and you in connection with the contribution agreement. In addition, please discuss on page 38 and elsewhere in the offering statement the circumstances in which you would consider waiving the closing conditions to your obligation to close on the acquisition of RMA.

Allegiancy, LLC

Financial Statements and Independent Auditor's Report, page F-2

11.   Please revise to include an updated consent from your independent accountant to the inclusion of its report, in your next amendment.

REVA Management Advisors, LLC

Historical Unaudited Financial Statements, page F-13

12.   We have reviewed you revised financial statements, and note that your footnote disclosure is lacking key disclosures, including, but not limited to, disclosure of your accounting policy for revenue recognition, and disclosures related to debt, commitments and contingencies, and subsequent events. Please revise to present complete financial statements including the accompanying footnotes. Also, please clearly state in the footnotes, if true, that the financial statements are presented in accordance with US GAAP.

13.   Please update the financial statements of REVA Management Advisors, LLC and your pro forma statements.

14.   We have reviewed your response to comment 27 of our comment letter dated August 26, 2013. Please provide us with a detailed analysis of your revenue recognition which addresses each of the indicators presented in ASC 605-45-45-4 through 605-45-45-23 in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Attorney-Advisor

cc: T. Rhys James (Via E-mail)